SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          SKYTERRA COMMUNICATIONS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    83087K107
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                                 (CUSIP Number)

            Motient Corporation                       Andrews Kurth LLP
         300 Knightsbridge Parkway                  600 Travis, Suite 4200
       Lincolnshire, Illinois 60069                  Houston, Texas 77002
              (703) 483-7800                            (713) 220-4200
           Attn: Jeffrey Epstein                     Attn: W. Mark Young

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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 25, 2006
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            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

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    1     NAME OF REPORTING PERSON
          Motient Corporation
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [_]
                                                               (b) [X]
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS
          OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e) [_]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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                           7   SOLE VOTING POWER
                               0
       NUMBER OF           -----------------------------------------------------
         SHARES            8   SHARED VOTING POWER
      BENEFICIALLY             3,573,215
      OWNED BY EACH        -----------------------------------------------------
        REPORTING          9   SOLE DISPOSITIVE POWER
         PERSON                0
          WITH             -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               3,573,215
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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,573,215
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  [_]
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
          13.5%
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    14    TYPE OR REPORT PERSON
          CO
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

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    1     NAME OF REPORTING PERSON
          MVH Holdings Inc.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) [_]
                                                               (b) [X]
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS
          OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e) [_]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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                           7   SOLE VOTING POWER
                               0
       NUMBER OF           -----------------------------------------------------
         SHARES            8   SHARED VOTING POWER
      BENEFICIALLY             3,573,215
      OWNED BY EACH        -----------------------------------------------------
        REPORTING          9   SOLE DISPOSITIVE POWER
         PERSON                0
          WITH             -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               3,573,215
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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,573,215
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  [_]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
          13.5%
--------------------------------------------------------------------------------
    14    TYPE OR REPORT PERSON
          CO
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

                                  Schedule 13D

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on behalf of each of the following entities:

        (i) MVH Holdings Inc., a Delaware corporation ("MVH"), with respect to Common Stock beneficially owned by it.

        (ii) Motient Corporation, a Delaware corporation ("Motient" and together with MVH, the "Motient Entities"), with respect to Common Stock beneficially owned by MVH.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.



Item 1.     Security and Issuer.

This Statement relates to the common stock, $0.01 par value (the "Common Stock"), of SkyTerra Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 19 West 44th Street Suite 507 New York NY 10036.


Item 2. Identity and Background.

The information in the introduction and in the cover pages is incorporated by reference into this Item 2.

(a)-(c) and (f)

Motient is the parent corporation of MVH, a wholly-owned subsidiary of Motient.

Motient is the controlling stockholder of TerreStar Networks Inc., a development-phase satellite communications company, and a minority interest holder of Mobile Satellite Ventures LP, an established satellite communications company. TerreStar plans to build, own and operate North America's first next-generation integrated mobile satellite and land-based tower communications network, that will provide ubiquitous wireless coverage to North America over conventional wireless devices.

Each Reporting Person is organized in the jurisdiction specified in the introductory paragraph above.

The principal office address of each Reporting Person is 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069.

(d)

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons make no representations with respect to, or on behalf of, any Other Shareholder Agreement Party.

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

MVH acquired the Issuer's securities in proportional amounts equivalent to the amounts described in Items 4 through 6 to this Statement through the dissolution of corporations of which MVH was a stockholder. The corporations from which MVH received the Issuer's shares were holders of the issuer's shares through several exchange agreements.

Items 4 through 6 of this Statement are hereby incorporated by reference into this Item 3.

Item 4.     Purpose of Transaction.

The Motient Entities acquired securities of the Issuer for investment purposes. The Motient Entities intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Motient Entities of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Motient Entities and general stock market and economic conditions, the Motient Entities may determine to sell all or part of their investment in the Issuer through open-market transactions, privately negotiated transactions, an underwritten offering or otherwise. All of the shares of Common Stock beneficially owned by the Motient Entities are included in a resale registration statement (File No. 333-135581) which was declared effective by the Securities and Exchange Commission on September 22, 2006. This registration statement enables the selling stockholders named therein to make public sales of their Common Stock from time to time. See Item 5(c) for a description the registration rights agreement by and among the Issuer, the Motient Entities and certain other stockholders.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

(a)

Collectively, the Reporting Persons beneficially own an aggregate 3,573,215 shares of Common Stock, or approximately 13.5% of the Common Stock issued and outstanding. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).

This information is based on a total of 26,563,873 shares of Common Stock outstanding as of October 4, 2006.

Additionally, the Motient Entities beneficially own 25,478,273 shares of Issuer's Non-Voting Common Stock, par value $0.01 per share. Such non-voting securities have not been registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and are not included as "equity securities" herein in accordance with Rule 13d-1(i).

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

(b)

The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)

Exchange Agreements. On May 6, 2006, (i) the Issuer entered into an Exchange Agreement with Columbia Space (QP), Inc., Columbia Capital Equity Partners III
(QP), L.P., MVH and Motient, (ii) the Issuer entered into an Exchange Agreement with Columbia Space (AI), Inc., Columbia Capital Equity Partners III (AI), L.P., MVH and Motient, (iii) the Issuer entered into an Exchange Agreement with Columbia Space Partners, Inc., Columbia Capital Equity Partners III (Cayman), L.P., Columbia Capital Investors III, LLC, Columbia Capital Employee Investors III, LLC, MVH and Motient, (iv) the Issuer entered into an Exchange Agreement with Spectrum Space Equity Investors IV, Inc., Spectrum Equity Investors IV, L.P., MVH and Motient, (v) the Issuer entered into an Exchange Agreement with Spectrum Space IV Parallel, Inc., Spectrum Equity Investors Parallel IV, L.P., MVH and Motient, and (vi) the Issuer entered into an Exchange Agreement with Spectrum Space IV Managers, Inc., Spectrum IV Managers' Fund, L.P., MVH and Motient, On September 25, 2006, upon closing of the transactions contemplated by the Exchange Agreements, Columbia Space (QP), Inc., Columbia Space (AI), Inc., Columbia Space Partners, Inc., Spectrum Space Equity Investors IV, Inc., Spectrum Space IV Parallel, Inc. and Spectrum Space IV Managers, Inc. (collectively, the "Blocker Corporations") received shares of Common Stock of the Issuer and in exchange the Issuer received units of Mobile Satellite Ventures, LP and shares of common stock of Mobile Satellite Ventures GP, Inc. Immediately after the Blocker Corporations received the shares of Common Stock of the Issuer, the Blocker Corporations dissolved and distributed such shares of Common Stock to their respective stockholders (the "Distribution"). In the Distribution, Columbia Space (QP), Inc. distributed 1,154,653 shares of Common Stock to MVH, Columbia Space (AI), Inc. distributed 63,785 shares of Common Stock to MVH, Columbia Space Partners, Inc. distributed 922,957 shares of Common Stock to MVH, Spectrum Space Equity Investors IV, Inc. distributed 1,406,768 shares of Common Stock to MVH, Spectrum Space IV Parallel, Inc. distributed 8,302 shares of Common Stock to MVH and Spectrum Space IV Managers, Inc. distributed 16,750 shares of Common Stock to MVH.

Under the Exchange Agreements described above in this Item 5(c), the Motient Entities agreed to cause all shares held by them (or any subsidiary of either) to be voted at any meeting of stockholders and in connection with any action by written consent, pro rata with all other votes cast at such meeting (or by written consent) by holders of Common Stock. Additionally, if the Motient Entities have not sold, distributed or otherwise disposed all shares of Common Stock in accordance with the Registration Rights Agreement described below in this Item 5(c), other than to a subsidiary of Motient or an entity of which Motient is a subsidiary, within 60 days following the Acquired Share Distribution, such shares of Common Stock held by the Motient Entities (or a subsidiary of either) shall be automatically exchanged for Issuer's Non-Voting Common Stock on a one-for-one basis (in each case as appropriately adjusted for any stock split, combination, reorganization, recapitalization, reclassification, stock dividend, stock distribution or similar event declared or effected after the issuance of such shares of Common Stock being exchanged). From and after such exchange, if the Motient Entities (or any subsidiary of either), as applicable, desire to transfer any shares of Issuer's Non-Voting Common Stock to any person in accordance with Section 5.1 of the Registration Rights Agreement, other than a subsidiary of Motient or an entity of which Motient is a subsidiary, and, following such transfer and, except in the case of sales by the Motient Entities (or any subsidiary of either), as applicable, in the open market pursuant to an effective registration statement or an exemption from registration, such person by itself or with any "person" or "group" (as such terms are used for purposes of Section 13(d)(3) of the Exchange Act) will not beneficially own 10% or more of the Issuer's voting power (as determined pursuant to Rule 13d-3 under the Exchange Act) then, at the request of the Motient Entities, the Issuer will exchange such shares of Issuer's Non-Voting Common Stock for Common Stock on a one-for-one basis (in each case as appropriately adjusted for any stock split, combination, reorganization, recapitalization, reclassification, stock dividend, stock distribution or similar event declared or effected after the issuance of such shares of Issuer Non-Voting Common Stock being exchanged). Upon surrender of certificates representing the shares of Issuer Non-Voting Common Stock that are being exchanged as part of such transfer, the Issuer will issue to the transferee certificates representing the appropriate number of shares of Common Stock.


Registration Rights Agreement. The Motient Entities (and their permitted transferees) have certain rights and obligations pursuant to the terms of a registration rights agreement, dated May 6, 2006, by and among the Issuer, the Columbia Entities and certain other stockholders (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, all of the shares of Common Stock beneficially owned by the Columbia Entities have been included in a resale registration statement (File No. 333-135581) which was declared effective by the Securities and Exchange Commission on September 22, 2006. The Issuer is obligated to maintain the effectiveness of this registration statement until the earlier of (a) such time as the Columbia Entities have sold all of their shares of Common Stock registered thereunder and (a) the second year anniversary (September 25, 2008) of the closing of the transaction reported herein. Under certain circumstances, the Columbia Entities have agreed not to effect any public sale or distributions of equity securities of the Issuer (including convertible securities) for a period beginning seven days prior to, and ending 90 days after, any primary underwritten registered public offer by the Issuer. This restriction is subject to several conditions, including that it is only applicable if the Columbia Entities beneficially own more than four percent of the total combined voting power of all the Common Stock then outstanding.


(d)

Not applicable.

(e)

Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5(c).



Item 7.  Material to be Filed as Exhibits.

Not applicable.

                                    SIGNATURE

The undersigned hereby agree that this Statement with respect to the Common Stock of SkyTerra Communications, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date:    October 5, 2006

MOTIENT CORPORATION


By: /s/ Jeffrey Epstein
    ----------------------------
Name: Jeffrey Epstein
Title: General Counsel and Secretary


MVH HOLDINGS INC.


By: /s/ Jeffrey Epstein
    ----------------------------
Name: Jeffrey Epstein
Title: Secretary